UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
Erickson Air-Crane Incorporated
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
29482P100
(CUSIP Number)
Louis Crasto c/o Centre Lane Partners 60 East 42nd Street Suite 1400 New York, NY 10165
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Louis T. Somma, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000
May 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29482P100

SCHEDULE 13D

1.	NAME OF REPORTING PERSON. ZM EAC LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0878964
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,900,125
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	4,900,125
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		50.37%*
14.	TYPE OF REPORTING PERSON OO

* Based on 9,728,406 shares of Common Stock outstanding as of April 17, 2013, as reported in the definitive proxy statement filed by the Issuer pursuant to Rule 14a-101 on April 30, 2013.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8811568
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,580,723.61*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,580,723.61*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,723.61*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		14.85%**
14.	TYPE OF REPORTING PERSON PN

* Includes 666,991 shares of Common Stock and 913,732.61 shares of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (the “Series A Preferred Stock”) currently convertible into 913,732.61 shares of Common Stock, upon the occurrence of certain events (see Item 6 below).

** Based on 9,728,406 shares of Common Stock outstanding as of April 17, 2013, as reported in the definitive proxy statement filed by the Issuer pursuant to Rule 14a-101 on April 30, 2013, plus 913,732.61 shares of Common Stock owned by ZM Private Equity Fund I, L.P., after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON ZM Private Equity Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 80-0208977
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	677,453.70*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	677,453.70*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,453.70*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.69%**
14.	TYPE OF REPORTING PERSON PN

* Includes 285,854 shares of Common Stock and 319,599.70 shares of Series A Preferred Stock currently convertible into 319,599.70 shares of Common Stock, upon the occurrence of certain events (see Item 6 below).

** Based on 9,728,406 shares of Common Stock outstanding as of April 17, 2013, as reported in the definitive proxy statement filed by the Issuer pursuant to Rule 14a-101 on April 30, 2013, plus 319,599.70 shares of Common Stock owned by ZM Private Equity Fund II, L.P., after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

1.	NAME OF REPORTING PERSON 10th Lane Finance Co., LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-4155922
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	634,763.77*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	634,763.77*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,763.77*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.13%**
14.	TYPE OF REPORTING PERSON OO

* Represents 634,763.77 shares of Series A Preferred Stock currently convertible into 634,763.77 shares of Common Stock, upon the occurrence of certain events (see Item 6 below).

** Based on 9,728,406 shares of Common Stock outstanding as of April 17, 2013, as reported in the definitive proxy statement filed by the Issuer pursuant to Rule 14a-101 on April 30, 2013, plus 634,763.77 shares of Common Stock owned by 10th Lane Finance Co., LLC, after giving effect to the conversion of the Series A Preferred Stock.

CUSIP No. 29482P100

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2012, as amended by Amendment No. 1 thereto filed on May 24, 2012.  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follow.

Item 1.	Security and Issuer

This statement relates to (i) shares of common stock, $0.0001 par value (the “Common Stock”) and (ii) shares of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, par value $0.0001 per share (“Series A Preferred Stock”), convertible to Common Stock on a one-for-one basis, subject to certain adjustments as set forth in the Certificate of Designation (defined in Item 6 below), of Erickson Air-Crane Incorporated, a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

This statement is filed on behalf of (1) ZM EAC LLC, a Delaware limited liability company; (2) ZM Private Equity Fund I, L.P., a Delaware limited partnership (“ZM PE Fund I”); (3) ZM Private Equity Fund II, L.P., a Delaware limited partnership (“ZM PE Fund II”); and (4) 10th Lane Finance Co., LLC, a Delaware limited liability company (“10th Lane”).  Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ZM PE Fund I and ZM PE Fund II are limited partnerships, the general partners of which are ZM Private Equity Fund I GP, LLC and ZM Private Equity Fund II GP, LLC, respectively.  10th Lane is a limited liability company, the managing member of which is 10th Lane Partners LLC.  The managing member of ZM Private Equity Fund I GP, LLC, ZM Private Equity Fund II GP, LLC and 10th Lane Partners LLC is Q&U Investments LLC.  Quinn Morgan, who serves on the Board of Directors of the Issuer, is the managing member of Q&U Investments LLC and the manager of ZM EAC LLC.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is c/o Centre Lane Partners, 60 East 42nd Street, Suite 1400, New York, NY 10165.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The shares of Series A Preferred Stock of the Issuer beneficially owned by ZM PE Fund I, ZM PE Fund II and 10th Lane were acquired pursuant to the terms of that certain Second Lien Stock Purchase Agreement (the “Second Lien Stock Purchase Agreement”), dated March 18, 2013, by and among ZM PE Fund I, ZM PE Fund II, 10th Lane, the Issuer, Evergreen International Aviation, Inc. (“EIA”) and other parties thereto.

Pursuant to the Second Lien Stock Purchase Agreement, ZM PE Fund I, ZM PE Fund II and 10th Lane received shares of Series A Preferred Stock as repayment of the pro rata share of debt owed to each of them by EIA, under the amended and restated second lien credit agreement (the “EIA Second Lien Credit Facility”), dated June 30, 2011, by and among Evergreen Helicopters, Inc. (“EHI”), Wilmington Trust FSB and certain lenders listed therein.  The loans to EIA that created such debt were made by ZM PE Fund I, ZM PE Fund II and 10th Lane using cash on hand from contributions from partners or members, as applicable, for the purpose of investing.

Pursuant to the Second Lien Stock Purchase Agreement, ZM PE Fund I, ZM PE Fund II and 10th Lane acquired additional shares of Series A Preferred Stock from certain of EIA’s first lien holders with cash on hand from contributions from partners or members, as applicable, for the purpose of investing.

Item 4.	Purpose of Transaction

On May 2, 2013 the Issuer completed its publicly announced acquisition of EHI.  In connection with the acquisition, ZM PE Fund I, ZM PE Fund II, 10th Lane and certain other parties entered into the Second Lien Stock Purchase Agreement pursuant to which the Issuer issued a total of 3,375,527 shares of Series A Preferred Stock as repayment of approximately $40.0 million of principal of the EIA Second Lien Credit Facility.  ZM PE Fund I, ZM PE Fund II, 10th Lane were issued a total of 1,689,155 shares as repayment for their pro rata share of the principal of the EIA Second Lien Credit Facility.

In addition, the Issuer issued 632,911 shares of Series A Preferred Stock to EIA’s first lien lenders in connection with the Issuer’s acquisition of EHI.  Certain of those first lien lenders agreed to subsequently sell such shares to certain of EIA’s second lien lenders, including ZM PE Fund I, ZM PE Fund II and 10th Lane, at a price of $11.85 per share.  ZM PE Fund I, ZM PE Fund II, 10th Lane received a total of 250,941 shares of Series A Preferred Stock in this transaction.

In connection with the above described EHI acquisition, the Issuer issued a total of 1,940,096 shares of Series A Preferred Stock to ZM PE Fund I, ZM PE Fund II, 10th Lane and their affiliates (including shares that ZM PE Fund I, ZM PE Fund II, 10th Lane and certain of their affiliates have agreed to purchase from EIA’s first lien lenders).

The following table reflects the Common Stock owned by the Reporting Persons as a result of the transactions discussed in this Schedule 13D/A.

	Common Stock	Series A Preferred Stock	Total Common Stock (as converted)*	Ownership Percentage
ZM EAC LLC	4,900,125.00	—	4,900,125.00	50.37%
ZM Private Equity Fund I, L.P.	666,991.00	913,732.61	1,580,723.61	14.85%
ZM Private Equity Fund II, L.P.	285,854.00	391,599.70	677,453.70	6.69%
10th Lane Finance Co., LLC	—	634,763.77	634,763.77	6.13%
 * The figures in this column assume the current one-for-one conversion rate for the shares of Series A Preferred Stock.

The Reporting Persons currently hold Common Stock for investment purposes.  The Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning going forward, and will exercise fully their rights as shareholders. Currently, Quinn Morgan and Kenneth Lau, who are officers of or otherwise associated with certain of the Reporting Persons, are members of the Board of Directors of the Issuer.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a) –(c)       See Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Joint Filing Agreement

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of the date hereof (the “Amended and Restated Joint Filing Agreement”), which replaces in its entirety the Joint Filing Agreement, dated April 25, 2012, by and among certain Reporting Persons.  A copy of the Amended and Restated Joint Filing Agreement is filed herewith as Exhibit E.

Certificate of Designation

On May 2, 2013, the Issuer filed a Certificate of Designation with the Secretary of State of the State of Delaware (the “Certificate of Designation”). Pursuant to the Certificate of Designation, the Series A Preferred Stock is mandatorily convertible into shares of the Issuer’s Common Stock on a one-for-one basis, subject to certain adjustments, upon a written demand of mandatory conversion no later than ten days after the Issuer receives approval of its stockholders necessary to approve the conversion of the Series A Preferred Stock into Common Stock for purposes of Rule 5635 of the NASDAQ Marketplace Rules.

The Series A Preferred Stock has no voting rights and it will participate in any dividends declared in respect of shares of the Issuer's Common Stock on an as-converted basis. Beginning on the 120th day following the closing of the EHI acquisition (the “Rate Date”), the Series A Preferred Stock will accrue dividends at a rate of 5% per annum on the then-effective liquidation preference per share plus accrued and unpaid dividends, which rate will increase by 1% per annum on each one-year anniversary of the Rate Date. Dividends will be payable quarterly in arrears commencing on the last day of the first quarter following the Rate Date and will accumulate during each quarterly dividend period. If all dividends payable on Series A Preferred Stock have not been paid, the Issuer may not declare or pay any dividend, make any payment on account of, or take certain other actions in respect of any of our equity interests or those of our subsidiaries, subject to certain exceptions. Upon specified liquidation and deemed liquidation events, before any distribution of assets is made to holders of any class of the Issuer's securities junior to the Series A Preferred Stock (including Common Stock) the holders of the Series A Preferred Stock would be entitled to receive liquidating distributions in an amount equal to the greater of (i) $11.85 per share of Series A Preferred Stock plus any accrued but unpaid dividends thereon, and (ii) 110% of the payment or distribution to which such holders would be entitled if the Series A Preferred Stock were converted into the Issuer's Common Stock plus all accrued but unpaid dividends thereon. At any time on or after the five-year anniversary of the issuance of the Series A Preferred Stock, the Issuer may redeem all, but not less than all, the shares of Series A Preferred Stock at the time outstanding, at a redemption price per share payable in cash equal to the greater of (i) 125% of the sum of $11.85 per share of Series A Preferred Stock plus any accrued but unpaid dividends thereon, and (ii) 110% of the number of as-converted shares of Common Stock multiplied by the current market price plus all accrued but unpaid dividends.

Item 7.	Material to Be Filed as Exhibits

E.      Amended and Restated Joint Filing Agreement (annexed).

F.      Certificate of Designation (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 8, 2013).

CUSIP No. 29482P100

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  May 13, 2013

ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
10TH LANE FINANCE CO., LLC
By:	10th Lane Partners LLC, its Managing Member By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member

CUSIP No. 29482P100

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement amends and restates in its entirety the Joint Filing Agreement among certain of the parties hereto dated April 25, 2012.

The undersigned hereby agree that the statement on Schedule 13D/A to which this agreement is annexed as Exhibit E, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 13, 2013
ZM EAC LLC
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND I, L.P.
By:	ZM Private Equity Fund I GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
ZM PRIVATE EQUITY FUND II, L.P.
By:	ZM Private Equity Fund II GP, LLC, its General Partner By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member
10TH LANE FINANCE CO., LLC
By:	10th Lane Partners LLC, its Managing Member By: Q&U Investments, LLC, its Managing Member
By:	/s/ Quinn Morgan
Name: Quinn Morgan Title: Managing Member